[redacted]

14047311

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR -4 2014
DIVISION OF TRADING & MARKETS

AB
3/12

UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49951

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MDB Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 Wilshire Blvd., Suite 1020
(No. and Street)

Santa Monica	California	90401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Schuman — (310) 526-5004
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18425 Burbank, Suite 606,	Tarzana	California	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/18/14

OATH OR AFFIRMATION

I, Gary Schuman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MDB Capital Group, LLC, as of December 31, 20 13, are true and correct, I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

J. L. WRACHER
Commission # 2020673
Notary Public - California
Los Angeles County
My Comm. Expires Apr 19 20

Signature Gary Schuman

CFO
Title

Notary Public

J. L. WRACHER
Commission # 2020673
Notary Public - California
Los Angeles County
My Comm. Expires Apr 19, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

INDEPENDENT AUDITOR'S REPORT

Board of Members
MDB Capital Group LLC
Santa Monica, California

Report on the Financial Statements

I have audited the accompanying statement of financial condition of MDB Capital Group LLC as of December 31, 2013 and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America.. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MDB Capital Group LLC as of December 31, 2013 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other matter

My audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained on Schedules I-IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare these financial statements. The information in Schedules I-IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in Schedules I-IV is fairly stated in all material respects in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of members, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 21, 2014

MDB CAPITAL GROUP LLC

Statement of Financial Condition
December 31, 2013

ASSETS

Cash and cash equivalents	$	5,437,416
Accounts receivable		532,338
Securities at market value		16,712,411
Investments		261,670
Fixed assets		
net of accumulated depreciation of $745,743		2,457,841
Prepaid and other assets		121,351
Total assets	$	25,523,027

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	259,390
Accrued salaries		412,362
Note payable		965,053
Securities sold not yet purshased		14,937
Due to clearing		67,318
Cash debit balance		12,460,951
Total liabilities		14,180,011

MEMBERS' EQUITY:

Members' equity		11,343,016
Total liabilities and members' equity	$	25,523,027

The accompanying notes are an integral part of these financial statements

MDB CAPITAL GROUP LLC

Statement of Income
For the year ended December 31, 2013

REVENUES:	
Commissions and trading income	$ 4,997,804
Investment Income	5,073,717
Interest income	1,082
Other income	1,901,371
Total income	11,973,974
EXPENSES:	
Administrative	1,098,552
Clearing charges	242,637
Commissions	2,136,992
Communications	58,895
Consulting	221,440
Legal and professional	171,561
Occupancy	351,619
Salaries	2,096,694
Operations	1,527,224
Total expenses	7,905,614
INCOME BEFORE INCOME TAXES	4,068,360
INCOME TAX PROVISION (Note2)	
State taxes	12,590
NET INCOME	$ 4,055,770

The accompanying notes are an integral part of these financial statements

MDB CAPITAL GROUP LLC

Statement of Members' Equity
For the year ended December 31, 2013

	Members' Equity	Net Income	Total Members' Equity
Beginning balance January 1, 2013	$ 9,252,789		$ 9,252,789
Withdrawals	(1,965,473)		(1,965,473)
Net income		4,055,700	4,055,700
Ending balance December 31, 2013	$ 7,287,316	$4,055,700	$11,343,016

The accompanying notes are an integral part of these financial statements

MDB CAPITAL GROUP LLC

Statement of Cash Flows
For the year ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	4,055,700
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		160,790
(Increase) decrease in:		
Accounts receivable		198,640
Securities at market value		(16,712,411)
Investments		12,543,845
Prepaid and other assets		287,394
Increase (decrease):		
Accounts payable and accrued expenses		93,887
Accrued salaries		18,071
Note payable		965,053
Securities sold not yet purchased		14,937
Due to clearing		66,855
Cash debit balance		3,295,403
Total adjustments		932,464
Net cash provided by operating activities		4,988,164
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of fixed assets		(597,491)
Net cash used in investing activities		(597,491)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Withdrawals		(1,965,473)
Net cash used in financing activities		(1,965,473)
Increase in cash		2,425,200
Cash at beginning of year		3,012,216
Cash at end of year	$	5,437,416
Supplemental cash flow disclosures		
Interest	$	120,268
Income taxes	$	12,590

The accompanying notes are an integral part of these financial statements

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and general matters:
MDB Capital Group LLC (the "Company") was formed in California in 1996 and is approved as a securities broker dealer by the Securities and Exchange Commission, The Financial Industry Regulatory Authority, and The State of California.

The firm is a limited liability company whose managing members are Messers. Christopher A. Marlett and Anthony D. Di Giandomenico.

The firm operates on a fully disclosed basis with another member firm, National Financial Services.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Management has reviewed subsequent events through February 21, 2014.

The Company is subject to audit by the Internal Revenue Service for years ending December 31, 2010, 2011 and 2012.

The Company has paid their annual PCAOB dues as of December 31, 2013.

Revenue recognition:
Securities transactions are recorded on a settlement date basis with related commission income and expense also recorded on a settlement date basis.

Marketable securities:
Securities owned are valued at market value. The resulting differences between cost and market is included in income.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property, equipment and premises:
The company depreciates its assets over a useful life of five, seven, or thirty-nine and a half years.

Fixed assets	$3,203,584
Less: accumulated depreciation	(745,743)
	$ 2,457,891

Depreciation expense for the year ended December 31, 2013 was $160,790.

Concentrations of Credit Risk:
The Company is engaged in various brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Leases:
The Company committed to an office lease for approximately 4,428 square feet of office space in December of 2009. Under the lease agreement there is a fixed monthly payment of $16,605 for five years, and eight months. The fixed rent will increase annually by 4% on the 13th month of the Term.

Total Lease Obligation	Year	Amount
	2014	233,883
	2015	141,418

Comprehensive Income:
The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2013.

Note 2: INCOME TAXES
The Company was formed as Limited Liability Company and has elected to be treated as a partnership for Federal Tax purposes, which provides that in lieu of corporate taxes, the members are taxed on the Company's taxable income. Therefore, no provision or liability for Federal income taxes is included in these financial statements. The State of California has similar regulations, although there exists a minimum franchise tax of $800 per year. The company also paid $11,790 during the year due to California's LLC gross receipts tax. Total income tax expense for the year ended December 31, 2013 was $12,590.

Note 3: NET CAPITAL REQUIREMENT
The company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At December 31, 2013 the company had a net capital of $3,833,059 which is $2,888,720 in excess of the minimum of $944,339 required and its ratio of aggregate indebtedness $14,165,074 to net capital was 3.70 to 1 which is less than 15 to 1 maximum ratio of a broker dealer. The minimum net capital is based upon 6 2/3% of aggregate indebtedness of $14,165,074.

MDB CAPITAL GROUP LLC

Statement of Net Capital
Schedule I
For the year ended December 31, 2013

	Focus 12/31/13	Audit 12/31/13	Change
Members' equity, December 31, 2013	$ 11,221,625	$ 11,343,016	$ (121,391)
Subtract - Non allowable assets:			
Receivable from non-customers	17,505	17,505	-
Non allowable securities at market value	2,183,550	2,486,794	(303,244)
Investment	261,670	261,670	-
Fixed assets	2,479,672	2,457,841	21,831
Other assets	631,888	636,184	(4,296)
Tentative net capital	5,647,340	5,483,022	164,318
Haircuts:	1,647,498	1,649,963	2,465
NET CAPITAL	3,999,842	3,833,059	166,783
Minimum net capital	933,384	944,339	10,955
Excess net capital	$ 3,066,458	$ 2,888,720	177,738
Aggregate indebtedness	14,000,756	14,165,074	164,318
Ratio of aggregate indebtedness to net capital	3.50	3.70	

The differences were caused by
additional accruals at December 31, 2013

The accompanying notes are an integral part of these financial statements

MDB CAPITAL GROUP LLC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2013

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3 (k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2013

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(ii) exemptive provision.

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049951 FINRA DEC
MDB CAPITAL GROUP LLC 18*18
401 WILSHIRE BLVD STE 1020
SANTA MONICA CA 90401-1420

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 16343

B. Less payment made with SIPC-6 filed (exclude interest) (9310)
7-31-13
Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) 7033

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 7033

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 7033

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MDB Capital Group LLC
(Name of Corporation, Partnership or other organization)

x
(Authorized Signature)

Dated the 31st day of January, 2014.

CFO & CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 11973974
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	242637
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	5073717
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 120268	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 52	
Enter the greater of line (i) or (ii)	120268
Total deductions	5436622
2d. SIPC Net Operating Revenues	$ 6537352
2e. General Assessment @ .0025	$ 16343 (to page 1, line 2.A.)

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Members,
MDB Capital Group LLC
Santa Monica, California

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Scheduled of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2013 which were agreed to by MDB Capital Group LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating MDB Capital Group LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). MDB Capital Group LLC's management is responsible for the MDB Capital Group LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries from the cash disbursements journal and related bank statements and reconciliations, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2013 as applicable with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, such as clearing firms records supporting securities revenues, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, such as revenues from third party support and bank records supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 21, 2014

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Members,
MDB Capital Group LLC
Santa Monica, California

In planning and performing my audit of the financial statements of MDB Capital Group LLC for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure. Accordingly, I do not express an opinion effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of such practices and procedures followed by MDB Capital Group LLC including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (ii) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2013 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of members, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 21, 2014